                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2001

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  AEROQUIP-VICKERS SAVINGS AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation
                  1111 Superior Avenue
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 (Name of Plan)
                                            AEROQUIP-VICKERS SAVINGS AND
                                            PROFIT SHARING PLAN

         Date: June 27, 2002                By:      Eaton Corporation Pension
                                            Administration Committee

                                            By:       /s/ S. J. Cook
                                                     -----------------------
                                                           (Signature)
                                                S. J. Cook
                                                Vice President-Human Resources
                                                Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES

Aeroquip-Vickers Savings and Profit Sharing Plan
December 31, 2001 and 2000 and Year ended December 31, 2001

                Aeroquip-Vickers Savings and Profit Sharing Plan

                 Financial Statements and Supplemental Schedules


                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors..........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................2
Statement of Changes in Net Assets Available for Benefits...............3
Notes to Financial Statements...........................................4

Supplemental Schedules

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).........11
Schedule H, Line 4(j)--Schedule of Reportable Transactions..............12

                         Report of Independent Auditors


Corporate Compensation and Organization
   Committee of Eaton Corporation
Aeroquip-Vickers Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Aeroquip-Vickers Savings and Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                           /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2002

              Aeroquip-Vickers Savings and Profit Sharing Plan

              Statements of Net Assets Available for Benefits


                                                     DECEMBER 31
                                                2001             2000
                                            -----------------------------
ASSETS
Investments:
  At fair value:
    Registered investment companies         $531,716,060     $531,867,095
    Common stock                              27,276,209       32,428,213
    Participant loans                         17,042,772       20,719,739
  At contract value:
    Investment contracts                      99,860,051      174,522,404
                                            -----------------------------
Total investments                            675,895,092      759,537,451

Receivables:
  Contributions--Employer                     19,704,464       19,676,014
  Contributions--Participants                    101,566          124,880
  Fixed income fund units receivable, net        560,917                -
  Stock dividend                                       -        5,216,122
                                            -----------------------------
Total receivables                             20,366,947       25,017,016
                                            -----------------------------
Net assets available for benefits           $696,262,039     $784,554,467
                                            =============================


See accompanying notes.

                Aeroquip-Vickers Savings and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


ADDITIONS
Investment income:
  Interest and dividends                                   $  28,703,189
Contributions:
  Participants                                                14,788,248
  Employer                                                    25,321,535
                                                           -------------
                                                              68,812,972

DEDUCTIONS
Distributions to participants                                117,582,821
Investment management fees                                       100,926
                                                           -------------
                                                             117,683,747

Net depreciation in fair value of investments                 39,421,653
                                                           -------------

Net decrease                                                 (88,292,428)
Net assets available for benefits at beginning of year       784,554,467
                                                           -------------
Net assets available for benefits at end of year           $ 696,262,039
                                                           =============


See accompanying notes.

                Aeroquip-Vickers Savings and Profit Sharing Plan

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001


1. DESCRIPTION OF THE PLAN

The Aeroquip-Vickers Savings and Profit Sharing Plan (the Plan) is a defined contribution plan. Eligible participants include all U. S. regular full-time salaried employees and non-bargaining hourly employees of Aeroquip-Vickers, Inc. (Company) and its subsidiaries, Aeroquip Corporation (Aeroquip) and Vickers, Incorporated (Vickers). Eaton Corporation (Eaton) is the parent of the Company and its subsidiaries. Effective January 1, 2000, covered employees are eligible for participation in the Plan after one hour of service. Bargaining unit employees are eligible to participate only if the bargaining agreement permits participation. Interns are not eligible to participate in the Plan.

Participants may contribute to the Plan on a pretax basis by salary reduction up to 15% of their annual compensation (in increments of 1%) subject to an annual limit imposed by the Internal Revenue Service. Each participant individually directs his or her contributions and the Company's contributions into the investment funds offered by the Plan (in multiples of 1%), except for 25% of the Company's profit sharing contribution.

The contribution receivable amount primarily consists of the profit sharing contributions for the year. Profit sharing contributions to the Plan by the Company are based on the level of return on net assets of the Company. These contributions are paid to the Plan by the Company during the first quarter of the following year.

The Company matches 50% to 100% of participant contributions not exceeding 1% to 5% of the total compensation of the participant, depending on the location and contribution level of the participant.

A participant is entitled to the distributions provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive a distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $5,000, the plan administrator will distribute the participant's entire interest in one lump sum payment.

                Aeroquip-Vickers Savings and Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Profit sharing and matching contributions and their earnings may be withdrawn prior to age 59-1/2 in an amount not to exceed the value of the pretax contributions account at December 31, 1993 and only after all after-tax contributions and their earnings have been withdrawn. Withdrawals of profit sharing allocations and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

The Eaton Common Shares Fund is invested in Eaton Corporation Common Stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. For each participant's 2001 profit sharing contribution made by the Company, 25% will be automatically invested in the Eaton Common Shares Fund until distribution to the participant or until the participant reaches age 55. Participants can also elect to have additional amounts over the Company's 25% profit sharing contribution invested in the Eaton Common Shares Fund.

Participants of the Plan have general purpose and home loans available. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balance or the total of his or her pretax, matching and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans are repaid to the Plan in equal installments through payroll deductions or direct payment over a period not to exceed five years for general purpose and twenty years for home loans. Interest is charged at the prime rate, plus 1% at the loan origination date.

The Plan Sponsor pays certain administrative costs.

The Company reserves the right to amend, modify or terminate the Plan at any time.

Information concerning the Plan document, matching and profit sharing contributions and vesting is contained in the summary plan description (SPD) for the plan. Copies of the SPD are available from the Human Resource Services department of the Company.

                Aeroquip-Vickers Savings and Profit Sharing Plan

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value as measured by quoted prices in active markets, except for the money market funds, which are stated at fair value as determined by the trustee. The participant notes receivable are valued at their outstanding balances, which approximate fair value. At December 21, 2000, the Eaton Corporation common shares are valued at the ex-dividend price to reflect the spin-off and stock dividend related to Axcelis Technologies, Inc. (see Note
5).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The cost of shares sold for mutual funds and common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

Investment contracts consist of fully benefit-responsive insurance company and bank investment contracts. These investment contracts are stated at contract value. These contracts pay a negotiated fixed or variable interest rate for a period of one to five years. At December 31, 2001 and 2000, the investment contracts had a weighted average crediting interest rate of 5.78% and 6.25%, respectively. The average yield on these contracts was 5.86% and 6.13% for the years ended December 31, 2001 and 2000, respectively. The contract value of these contracts approximates fair value.

Contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

                Aeroquip-Vickers Savings and Profit Sharing Plan

3. INVESTMENTS

The Vanguard Group, Incorporated, trustee of the Plan, holds the Plan's investment assets and executes investment transactions.

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:


                                                                              DECEMBER 31
                                                                       2001                 2000
                                                               --------------------------------------------

Vanguard 500 Index Fund                                          $     109,776,213    $     141,444,965
Vanguard Morgan Growth Fund                                             49,926,876           63,264,709
Vanguard STAR Fund                                                      91,946,755          101,539,549
Vanguard Windsor II Fund                                                59,771,263           67,860,353
Vanguard Prime Money Market                                            146,443,324           73,834,009

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:


Common stock                                                                          $       6,572,653
Registered investment companies                                                             (45,994,306)
                                                                                    -----------------------
                                                                                      $     (39,421,653)
                                                                                    =======================

The Eaton Common Shares Fund contains participant account balances that are both participant- directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

                Aeroquip-Vickers Savings and Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                 DECEMBER 31
                                                                          2001                  2000
                                                                  --------------------------------------------
     Net assets:
        Eaton Corporation common shares                             $      21,534,611     $      32,264,209
        Receivables:
          Contributions receivable                                          5,175,796             5,131,658
          Stock dividend receivable                                                 -             5,216,122
                                                                  --------------------------------------------
                                                                    $      26,710,407     $      42,611,989
                                                                  ============================================

                                                                                            YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                               2001
                                                                                      ------------------------
     Changes in net assets:
        Participant contributions                                                         $        348,153
        Employer contributions                                                                   5,387,297
        Net appreciation in fair value of investments                                            3,643,015
        Interest and dividends                                                                     637,340
        Participant loan repayments                                                                149,093
        Interfund transfers, net                                                               (23,138,660)
        Distributions to participants                                                           (2,927,820)
                                                                                      ------------------------
     Net changes                                                                          $    (15,901,582)
                                                                                      ========================

                Aeroquip-Vickers Savings and Profit Sharing Plan

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 22, 1995, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investments in the common stock of Eaton, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2001, the Plan received $629,838 in common stock dividends from Eaton Corporation.

On June 30, 2000, Eaton reorganized its semiconductor equipment operations into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off) which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001.

The Plan has established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund. Distributions from the Axcelis Common Stock Fund shall be made in cash. Cash and stock dividends on the Axcelis common stock shall be invested in a money market fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the participant's account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.

                Aeroquip-Vickers Savings and Profit Sharing Plan

6. SUBSEQUENT EVENTS

The Company changed the type of retirement benefit plan available to employees hired after January 1, 2002, from the current retirement plan to a "cash balance" retirement plan, and to make such a cash balance plan available to employees of the Company who formerly were employed by the Company or its subsidiaries, effective as of January 1, 2002 (January 1, 2003 for employees at the Memphis (Summa) location), except in all such cases for employees covered by a collective bargaining agreement.

Effective April 1, 2002, the Plan merged with, and all the assets were transferred into, the Eaton Savings Plan.

                Aeroquip-Vickers Savings and Profit Sharing Plan

                  EIN: 34-4288310             Plan Number: 15

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001


                                                     DESCRIPTION OF INVESTMENT
                                                         INCLUDING MATURITY
                                                           DATE, RATE OF
           IDENTITY OF ISSUE, BORROWER,                INTEREST, COLLATERAL
             LESSOR, OR SIMILAR PARTY                  PAR OR MATURITY VALUE            COST        CURRENT VALUE
-------------------------------------------------------------------------------------------------------------------

SHARES OF REGISTERED INVESTMENT COMPANIES
*  Vanguard 500 Index Fund                               1,036,700 shares                            $ 109,776,213
*  Vanguard International Growth Fund                    1,069,318 shares                               16,050,462
*  Vanguard LifeStrategy Conservative Growth Fund          367,126 shares                                5,161,796
*  Vanguard LifeStrategy Growth Fund                       560,038 shares                                9,761,468
*  Vanguard LT Corporate Fund                              976,031 shares                                8,471,953
*  Vanguard Morgan Growth Fund                           3,412,637 shares                               49,926,876
*  Vanguard STAR Fund                                    5,592,868 shares                               91,946,755
*  Vanguard Treasury Money Market                       34,405,950 shares                               34,405,950
*  Vanguard Windsor II Fund                              2,335,727 shares                               59,771,263
*  Vanguard Prime Money Market Fund                    146,443,324 shares                              146,443,324
                                                                                                   ----------------
                                                                                                       531,716,060
COMMON STOCK
*  Eaton Corporation Common Stock                          289,405 shares           $ 19,281,632        21,534,611
*  Axcelis Common Stock Fund                               445,430 shares                                5,741,598
                                                                                                   ---------------
                                                                                                        27,276,209
UNALLOCATED INSURANCE CONTRACTS
American International Life Assurance 18293               1/31/02, 6.37%                                 9,601,474
American International Life Assurance 995                  3/3102, 6.21%                                 9,991,970
Allstate Life Insurance 6080                              2/14/03  6.10%                                 3,588,540
Allstate Life Insurance GA-6139                          10/15/03, 5.64%                                10,540,207
CDC Financial Products 394-01                             2/22/04, 4.44%                                 8,037,220
CDC Financial Products 394-02                             1/25/04, 5.66%                                20,203,149
CDC Financial Products 394-03                             5/25/04, 5.88%                                 5,832,777
Principal Life 4-18623-02                                 3/31/02, 6.85%                                 3,050,521
Security Life of Denver 0120                              2/21/02, 5.63%                                22,326,623
UBS Warbug 2303                                            3/7/02, 6.18%                                 6,687,570
                                                                                                   ---------------
                                                                                                        99,860,051

*  PARTICIPANT LOANS                                 7-10% variable maturities                          17,042,772
                                                                                                   ---------------
Total investments                                                                                    $ 675,895,092
                                                                                                   ===============

*  Indicates party-in-interest to the Plan.

                Aeroquip-Vickers Savings and Profit Sharing Plan

                         EIN: 34-4288310 Plan Number: 15

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year ended December 31, 2001


                                                                                            CURRENT VALUE
                                                                                             OF ASSET ON
      IDENTITY            DESCRIPTION         PURCHASE         SELLING         COST OF       TRANSACTION         NET
      OF ISSUE              OF ASSET            PRICE           PRICE           ASSET           DATE            GAIN
---------------------------------------------------------------------------------------------------------------------------

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Eaton Corporation*    Eaton Corporation       $ 19,214,242                    $ 19,214,242    $ 19,214,242
                      Common Stock                            $ 34,060,013      31,106,950      34,060,013     $ 2,953,063


*Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2001.

EXHIBIT INDEX

Exhibit
Number                     Description of Exhibit



23                         Consent of Ernst & Young LLP.